Exhibit 99.1

Fusion Fuel Approves Appointment of Uranium Investor James Passin to Board as Company Undertakes Uranium Royalty Strategy

●	Passin brings more than two decades of uranium-focused investing experience and deep expertise in mining finance, resource investing, and frontier markets
●	Appointment adds uranium-sector pattern recognition and capital allocation experience as Fusion Fuel proceeds with its planned acquisition of Royal Uranium
●	Fusion Fuel’s royalty model is designed to provide exposure to uranium price upside and project advancement without direct mine development, sustaining capital, or operating cost exposure

Dublin, March 23, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that its Board of Directors has approved the appointment of James Passin to its Board of Directors.

Mr. Passin brings more than 20 years of uranium-focused investing experience to Fusion Fuel’s Board and is expected to strengthen the Company’s strategic capabilities in connection with its planned acquisition of a controlling interest in Royal Uranium Inc. (“Royal Uranium”) and its uranium royalty strategy. Mr. Passin was as one of the earliest professional investors to identify uranium’s long-term investment potential, establishing uranium exploration and mining as a core focus in 2000 of Firebird Global Fund, a hedge fund managed by Firebird Management LLC (“Firebird Management”), when prices were below $8 per pound and institutional participation was limited. As a former manager at Firebird Management, Mr. Passin’s disciplined, cycle-aware approach was demonstrated by exiting uranium positions ahead of the post-2007 price decline, reflecting a track record of strategic capital allocation across commodity cycles.

Fusion Fuel is seeking to build a capital-efficient uranium royalty platform designed to provide shareholders with exposure to uranium price appreciation, exploration success, project advancement, and potential future production across a diversified portfolio of royalty interests, without taking on the direct capital intensity and operating risks associated with building and operating mines.

Through its planned acquisition of a controlling interest in Royal Uranium, Fusion Fuel is seeking to build a diversified uranium royalty platform with exposure to projects across several attractive jurisdictions, including Canada’s Athabasca Basin, one of the world’s highest-grade uranium districts. The portfolio includes royalty interests associated with projects operated by established uranium industry participants, including Cameco Corporation, Denison Mines Corp., Orano SA, Uranium Energy Corp., and IsoEnergy Ltd., which Fusion Fuel believes strengthens the quality and long-term potential of the platform.

Mr. Passin is a long-time uranium investor with extensive experience across commodity cycles, resource finance, and frontier-market investing. In 2000, he made uranium exploration and mining a core investment focus at Firebird Global Fund, well before the sector attracted broad institutional attention. During his tenure at Firebird Management, he directed and managed a resource portfolio in excess of $1 billion, with significant experience in early-stage resource companies across the Americas, Central Asia, Africa, and other frontier and emerging markets.

Why the Royalty Model Matters

Fusion Fuel’s uranium royalty strategy is intended to offer investors a different way to participate in the uranium market than traditional mining ownership. Rather than funding exploration programs, mine construction, sustaining capital, or day-to-day operations, a royalty holder is generally positioned to benefit from project advancement and potential future production while the operator bears the direct development and operating costs of the underlying asset.

As a result, the royalty model can provide a more capital-efficient form of uranium exposure, with potential upside to:

●	rising uranium prices,
●	exploration success and resource expansion,
●	project derisking and development milestones, and
●	future production growth across underlying royalty-bearing assets.

At the same time, the model is intended to reduce direct exposure to many of the risks that typically weigh on mining operators, including construction delays, capital cost overruns, operating cost inflation, and day-to-day execution risk.

Fusion Fuel believes this structure is particularly attractive in the current uranium environment, where long-term fundamentals continue to strengthen as energy security concerns, the growing role of nuclear power, and rising electricity demand from data centers and artificial intelligence infrastructure support renewed focus on uranium supply.

The Company’s planned acquisition of a controlling interest in Royal Uranium is expected to add a diversified uranium royalty portfolio with exposure to projects in premier jurisdictions and with established industry operators, positioning Fusion Fuel to participate in uranium sector upside through a scalable royalty platform.

“James brings exactly the kind of uranium-market experience and cycle-tested judgment that we believe is valuable as Fusion Fuel pursues its uranium royalty strategy,” said JP Backwell, Chief Executive Officer of Fusion Fuel. “He has spent more than two decades evaluating uranium opportunities across multiple cycles and understands both the strategic appeal of the sector and the importance of disciplined capital allocation. As we continue building our uranium royalty platform, we believe his perspective will be highly valuable to our Board and our shareholders.”

“Fusion Fuel is pursuing a strategy that I believe is highly relevant to the current uranium market,” said James Passin. “Uranium royalties can provide attractive exposure to uranium price appreciation and project upside without the direct capital intensity and operating risks of mine ownership. With an anticipated diversified royalty portfolio spanning several important jurisdictions, including exposure to the Athabasca Basin, Fusion Fuel would be positioned to participate in the sector through a model that could offer meaningful upside with a more disciplined risk profile. I look forward to supporting the Company as it seeks to advance that strategy.”

About James Passin

James Passin is an entrepreneur and investor with more than 20 years of experience in hedge fund and private equity investing, with substantial experience in uranium, mining, and frontier-market resource finance. During his time at Firebird Management, he directed and managed a portfolio in excess of $1 billion and helped lead investment strategies across emerging and frontier markets. He currently serves as Co-founder and CEO of BioVaxys Technology Corp. and as a director of St-Georges Eco-Mining Corp. He is a graduate of the Listed Company Director Program at the Singapore Institute of Directors, holds a Certificate in Corporate Governance from the Mongolian Corporate Governance Institute, and is a Chartered Market Technician and member of the CMT Association.

Background on Royal Uranium Transaction

On February 18, 2026, Fusion Fuel announced that it had entered into a definitive share exchange agreement (“Share Exchange Agreement”) to acquire a controlling interest in Royal Uranium, a private royalty company holding a diversified portfolio of royalties across the Americas.

The proposed transaction is intended to provide Fusion Fuel with exposure to energy commodity royalties from certain assets, particularly uranium and natural gas deposits, through a capital-efficient royalty portfolio.

Closing of the transaction is subject to certain conditions, including but not limited to:

●	approval by the Irish Takeover Panel (the “Panel”) in accordance with the Irish Takeover Panel Act, 1997, Takeover Rules, 2022, of a circular prepared by Fusion Fuel to be issued to Fusion Fuel shareholders, convening an extraordinary general meeting of the Company (the “EGM”);
●	Fusion Fuel shareholder approval of the share exchange transaction at the EGM; and
●	Satisfaction of such conditions and compliance with such requirements as the Panel may impose or specify in relation to the transaction.

The transaction is expected to close in the first half of 2026. A further description of the terms and conditions of the transaction has been separately disclosed in a Form 6-K/A furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding the Company’s planned acquisition of a controlling interest in Royal Uranium and its expectation to gain royalty exposure to uranium exploration activity across multiple projects without incurring certain direct costs, and statements regarding planned exploration activities at certain uranium projects. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalties, which may depend on, among other things, the commercial development of uranium and natural gas deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium and natural gas as sources of energy, volatility in uranium and natural gas commodity prices, which directly affect the potential value of net smelter return and other royalty interests, the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles, the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves, the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Canada, Colombia, and Argentina, which may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes, and the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu